Linda van Doorn	September 8, 2005
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549
(202) 551-3496

Re:

Thomas Group, Inc. (the “Company”)

Form 10-K for the year ended December 31, 2004 (the “Form 10-K”)

Filed March 30, 2005
File No. 0-22010

Ladies and Gentlemen,

We are transmitting the following responses to the comments of the Commission’s staff (the “Staff”) as set forth in that certain comment letter of Linda van Doorn, dated August 25, 2005, relating to the Form 10-K.

With respect to the Staff’s comment that in view of the credit concentration in Note 1, Summary of Significant Accounting Policies, that the audited financial statements of the significant customer should be included in the Company’s Form 10-K and summarized quarterly financial information related to this customer should be included in the Company’s quarterly reports on Form 10-Q, pursuant to the Company’s telephone conference on September 8, 2005 with Eric McPhee of the Staff and the follow up voice mail left by Mr. McPhee with the Company, the Company intends to make reference to the significant client in its periodic reports with the Commission.  Therefore, in all future periodic filings, we will ensure that adequate disclosure about concentration of credit risk with this client is made by making specific reference to this client in the Company’s footnotes.

We understand that the company is responsible for the adequacy and accuracy of the disclosure in SEC filings.  We understand staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to an SEC filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning this comment letter, or any of our other SEC filings, please contact me.

Sincerely,

/s/ David English
David English
Chief Financial Officer

5221 North O’Connor Boulevard  Suite 500 Irving, TX  75039-3753 • Telephone (972) 869 3400, FAX 972-443-1701 •  www.thomasgroup.com  DALLAS1 1057390v2 52848-00001